Exhibit 16.1

McGladrey & Pullen

Certified Public Accountants

Febuary 4, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Commissioners:

We have read InnSuites Hospitality Trust’s statements included under Item 4.01 of its Form 8-K/A, Amendment No. 1, dated Febuary 4, 2005, and we agree with such statements concerning our Firm in the third and fourth paragraphs, the first and sixth paragraphs, except as noted below, and the first and third sentences of the fifth paragraph.

We have no basis to agree or disagree with the second paragraph, the last part of the last sentence of the first paragraph, the last sentence of the sixth paragraph nor the second and fourth sentences of the fifth paragraph.

Very truly yours,

/s/ McGladrey & Pullen LLP